FORM 4 ____ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.Name and Address of Reporting Person*	2.Issuer Name and Tickler or Trading Symbol Seitel, Inc. SEI	6.Relationship of Reporting Person(s) to Issuer (Check all applicable) _x_Director ___10% Owner ___Officer (give title below) ___Other (specify below)
(Last) (First) (Middle) Craig, Walter M., Jr.	3.I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.Statement for Month/Year March 2001
(Street) 50 Briar Hollow Lane, 7th Floor West Houston, Texas 77027	5.If Amendment, Date of Original (Month/Year)	7.Individual or Joint/Group Filing (Check Applicable Line) _x_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.01	03/07/01	M	18,844	A	13.72914
Common Stock, par value $.01	03/07/01	M	250	A	11.57434
Common Stock, par value $.01	03/07/01	S	2,500	D	21.75000
Common Stock, par value $.01	03/07/01	S	2,500	D	21.72000
Common Stock, par value $.01	03/07/01	S	2,500	D	21.80000
Common Stock, par value $.01	03/07/01	S	6,594	D	21.05000
Common Stock, par value $.01	03/07/01	S	2,500	D	21.25000
Common Stock, par value $.01	03/07/01	S	2,500	D	20.75000
Common Stock, par value $.01	03/13/01	X	10,000	A	13.72914
Common Stock, par value $.01	03/13/01	S	5,000	D	22.80000
Common Stock, par value $.01	03/13/01	S	5,000	D	22.85000	7,008	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exerciseable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrants-Right to Buy	13.72914	03/07/01	M	18,844	09/11/97	9/11/02	Common Stock	18,844	0	D
Warrants-Right to Buy	11.57434	03/07/01	M	250	10/02/98	10/02/03	Common Stock	250	0	D
Warrants-Right to Buy	20.75000	03/07/01	A	V	250	03/07/01	10/02/03	Common Stock	250	250	D
Warrants-Right to Buy	13.72914	03/13/01	X	10,000	04/28/95	12/10/01	Common Stock	10,000	11,230	D

Explanation of Responses:

/s/ Walter M. Craig, Jr. By Marcia H. Kendrick **Signature of Reporting Person	04/09/01 Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.